January 27, 2010

Robert M. Beneson, President
Huron Community Financial Services, Inc.
301 Newman Street
East Tawas, Michigan 48730

   RE: **Huron Community Financial Services, Inc. ("the company")**
         Amendment No. 2 to Offering Statement on Form 1-A
         Filed January 12, 2010
         File No. 24-10251

Dear Mr. Beneson:

    We have reviewed your amended filing and have the following comment. We have asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Huron Community Financial Services, Inc. – Automatic Dividend Reinvestment Plan

The Offering, page 42

1. We are continuing to consider your response to prior comment 5.   Please tell us whether the offering under Rule 504 continued after the Form 1-A was filed. If yes, please tell us the aggregate amount offered and quantify the sales that have occurred since the Form 1-A was filed.   We may have further comment.

Closing Comments

Please contact David Walz, accountant, at (202) 551-3358 or Ryan Milne, accounting
reviewer, at (202) 551-3688 with any questions regarding accounting issues and you may
contact Janice McGuirk, examiner, at (202) 551-3395 or John Reynolds, reviewer, at
(202) 551- 3795 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: via fax to David J. Mack, Esq.
            (419) 241-6894